December 5, 2006

VIA EDGAR

Julia E. Griffith, Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: DiCon Fiberoptics, Inc.
Schedule 13E-3
Schedule TO-I
Filed: November 16, 2006
File No. 005-81761

Dear Ms. Griffith:

On behalf of DiCon Fiberoptics, Inc. (“DiCon”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3 and Schedule TO-I in a letter dated December 4, 2006. For your convenience, our responses are keyed to the comments in the letter and the page numbers refer to the marked documents provided as courtesy copies by mail.

Schedule 13E-3

1.
We note that the last opinion you received from HFBE was dated July 6, 2006. Tell us whether you intend to request a "bring down" opinion closer to the tender offer date. If you do not intend to have HFBE update the opinion, disclose the reasons why not.

Response: As disclosed in the Offer to Purchase, the pending tender offer is the second step in a two part transaction (the "Transaction"). The Board of Directors of DiCon and the Special Committee of the Board of Directors of DiCon approved, based on the opinion provided by HFBE, a single price for both steps in the Transaction. Neither the Board nor the Special Committee intended to seek an update in connection with the second step tender offer. Rather, the Board and the Special Committee intended that all shareholders should receive cash payments in both steps (i.e., both the stock split and the tender offer) based on the same price for the common stock; i.e., $5.00 per share.

Schedule TO-I

2.
It appears that you have not engaged a depositary to hold tendered shares until the offer has expired and you have paid for them. Please discuss the potential risk to share holders presented by the lack of a depositary in this offer.

Response: In response to your comment, we note that on the cover page of the Offer to Purchase, in the first paragraph under “IMPORTANT PROCEDURES”, several sentences discuss the fact that no depositary has been engaged and the associated risk to tendering shareholders.

Summary, page 1

3.
Please revise the references to deadlines in the offer to consistently refer to Eastern time, in keeping with Rule 13e-4(a)(3). Currently, the disclosure is confusing because sometimes the document refers to Eastern time and other times to California time.

Response: In response to your comment, the requested revisions have been made.

4.
Revise the tenth bullet point in this section and throughout the 13E-3/Offer to Purchase as necessary to state the board and the special committee's beliefs about the fairness of the transaction to the unaffiliated shareholders.

Response: In response to your comment, the requested revisions have been made to the referenced bullet in the summary and we have searched the rest of the documents to ensure that any discussion about the special committee's beliefs about the fairness of the transaction includes their belief as to the unaffiliated shareholders.

Acceptance for Payment of Shares and Payment of Purchase Price, page 34

5.
We note your statement that you expect to pay for tendered shares by issuing checks to shareholders via the Transfer Agent "[O]nce the proration has been completed". Tell us how payment by check complies with the prompt payment requirements of Rule 13e-4(f)(5) in this instance, and revise this section and the Summary to include this information.

Response:  In response to your comment, the disclosure in the "Summary" and under "Acceptance for Payment of Shares and Payment of Purchase Price" has been revised.

Conditions of the Offer, page 35

6.
The disclosure in the third paragraph from the end of this section states that for the company to be able to terminate the offer, one of the listed offer conditions must have been "triggered" and the occurrence of the event "make[s} it inadvisable to proceed with the Offer..." We agree that once an offer condition is implicated, you have the right to decide whether to go forward with the offer. However, if you decide to proceed in the face of a triggered offer condition, we believe this constitutes a waiver of that condition. As you know, the waiver of a material offer condition may required an extension of the offer and dissemination of new offer materials to shareholders. Please confirm your understanding supplementally.

Response: On behalf of DiCon, we hereby confirm DiCon's understanding that the waiver of a material offer condition may required an extension of the offer and dissemination of new offer materials to shareholders.

Letter of Transmittal

7.
It is not permissible to condition a tender of shares on a tendering shareholder's agreement to waive his or her legal rights or claims related to the offer to purchase. With this in mind, delete the fourth paragraph of the letter of transmittal and tell us how you intend to inform shareholders of the change. We may have further comments.

Response: In response to your comment, the Letter of Transmittal has been revised to delete the fourth full paragraph of the Letter of Transmittal. This revision has been fully disclosed in the amendment of the Schedule 13E-3 and the Schedule TO-I filed on this date with the Securities and Exchange Commission, which filing is publicly available to all shareholders of DiCon.

Please contact the undersigned at (415) 773-5830 or Scott Porter at (415) 773-5443 with any questions concerning the foregoing.

Very truly yours,

/s/Richard Vernon Smith
_____________________

Richard Vernon Smith

cc: Dr. Ho-Shang Lee, DiCon Fiberoptics, Inc.
Scott M. Porter, Esq.

December 5, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: DiCon Fiberoptics, Inc.
Schedule 13E-3
Schedule TO-I
Filed: November 16, 2006
File No. 005-81761

Ladies and Gentlemen:

On behalf of DiCon Fiberoptics, Inc. (“DiCon”) and Dr. Ho-Shang Lee, this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 13E-3 and Schedule TO-I (the “Filings”) in a letter dated December 4, 2006. Each of the undersigned hereby acknolwedge:

•	that each is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	that each may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DICON FIBEROPTICS, INC.
By:	/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD. President and Chief Executive Officer

/s/ Ho-Shang Lee, PhD.
Ho-Shang Lee, PhD.